UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37689

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/25 (MM/DD/YY) AND ENDING 04/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rhodes Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

306 W 7th St., Ste. 1000
(No. and Street)

Fort Worth	TX	76102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gordon Rhodes	817-334/0455	gr@rsi2.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon Rhodes _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rhodes Securities, Inc. _____, as of 4/30 _____, 2026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARILYN R. ZEHNTNER
My Notary ID # 125980802
Expires April 16, 2027

Signature: _____

Title:
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

RHODES SECURITIES, INC.
Contents



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Rhodes Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rhodes Securities, Inc., as of April 30, 2026, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rhodes Securities, Inc. as of April 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rhodes Securities, Inc.'s management. Our responsibility is to express an opinion on Rhodes Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Rhodes Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Supplemental Information Pursuant to Rule 17a-5 ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of Rhodes Securities, Inc.'s financial statements. The supplemental information is the responsibility of Rhodes Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC
We have served as Rhodes Securities, Inc.'s auditor since 2023.
Dallas, Texas
July 21, 2026

RHODES SECURITIES, INC.
Statement of Financial Condition
April 30, 2026

ASSETS

Cash	$	180,660
Securities owned at market value		215,592
Commissions receivable		465,657
Clearing deposit		75,000
Receivables and advances - related parties		5,095
Prepaid expenses		43,810
Operating office lease - right of use asset		334,477
Operating copiers lease - right of use asset		22,073
Deferred tax asset		1,000
Prepaid income tax		13,761
Property and equipment, at cost, net of accumulated depreciation and amortization of $194,809		-
TOTAL ASSETS	$	1,357,125

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	499,227
Operating office lease - liability		347,770
Operating copier lease - liability		21,793
Total Liabilities		868,790
Stockholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized, no shares issued and outstanding.		-
Common stock, no par value, 10,000,000 shares authorized, 99,000 shares issued and 90,000 shares outstanding.		21,000
Additional paid-in capital		33,100
Retained earnings		510,636
Treasury stock, 9,000 shares at cost		(76,401)
Total Stockholders' Equity		488,335
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,357,125

See notes to the financial statements.

RHODES SECURITIES, INC.
Statement of Income
For the Year Ended April 30, 2026

Revenues

Securities commissions	$	436,711
Distribution fees		1,256,678
Interest and dividend income		86,072
Margin interest		17,903
Reimbursed expenses		725,165
Other		53,894
Total Revenue		2,576,423

Expenses

Commissions and related costs-registered representatives	920,402
Compensation and related costs-officers and employees	816,655
Clearing charges	39,762
Communications	102,474
Errors and bad debts	9,728
Interest expense	5,452
Occupancy and equipment costs	300,114
Professional fees	147,655
Promotional costs	26,220
Other	181,240
Total Expenses	2,549,702
Net income before income taxes	26,721
Provision for (benefit) income taxes	12,762
Net Income	$ 13,959

RHODES SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended April 30, 2026

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at April 30, 2025	$ 21,000	$ 33,100	$ 496,677	$ (76,401)	$ 474,376
Net income	--	--	13,959	--	13,959
Balances at April 30, 2026	$ 21,000	$ 33,100	$ 510,636	$ (76,401)	$ 488,335

See notes to the financial statements.

RHODES SECURITIES, INC.
Statement of Cash Flows
For the Year Ended April 30, 2026

Cash flows from operating activities		
Net income	$	13,959
Adjustments to reconcile net income to net		
Cash used in operating activities:		
Depreciation		147
Amortization of right of use assets - operating leases		113,095
Changes in operating assets and liabilities:		
Increase in commissions receivable		(114,037)
Increase in receivables and advances - related parties		(1,858)
Increase in prepaid expenses		(3,153)
Increase in prepaid federal income taxes		(13,761)
Increase in accounts payable and accrued liabilities		58,811
Decrease in federal income taxes payable		(10,555)
Decrease in operating office lease liability		(102,850)
Decrease in operating copier lease liability		(6,504)
Net cash used in operating activities		(66,706)
Cash flows from investing activities		
Purchases of marketable securities		(59,325)
Sales proceeds from marketable securities		150,030
Net cash provided by investing activities		90,705
Net increase in cash		23,999
Cash at beginning of year		156,661
Cash at end of year	$	180,660
Supplemental Disclosures of Cash Flow Information		
Cash paid (net of refunds) during the year for:		
Income taxes - federal	$	36,616
-state		462
Interest	$	5,452
Operating leases - office	$	112,806
Operating leases - copiers		6,855
Non-Cash Investing and Financing Activities		
Right of use asset obtained in exchange for new operating lease liability - copier	$	17,762

See notes to the financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Rhodes Securities, Inc. (Company) was organized in 1987 as a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemption provisions of SEC Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities and clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination. Further, under these exemptive provisions, the Computation for Determination of Customer Reserve Requirements and Information Relating to Possession or Control Requirements for Customers are not required.

The Company operates as an independent full service broker-dealer in securities with its main office located in Ft. Worth, Texas. The Company supports registered representatives located throughout the United States whose customers are primarily individuals.

Significant Accounting Policies:

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of securities brokerage services in exchange for commission-based fees and distribution fees. The Company has identified its CEO

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies, continued</u>

as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Securities Owned at Market Value

Securities owned at market value are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. The increase or decrease in fair value is credited or charged to operations.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of 4 to 7 years.

Leases

The ROU assets represent our right to use the underlying assets for the lease term and the lease liabilities represent our obligation to make lease payments arising from the leases. Any future operating lease ROU assets and liabilities will be recognized at commencement date based on the present value of lease payments over the lease term.

On April 26, 2022 the Company entered into a lease relating to a copier which expires on December 31, 2027. According to the terms of the lease agreement, the equipment was offered on an "as-is" basis with no option to renew or extend beyond the end of the lease term.

On May 4, 2022, the Company entered into one operating lease relating to the main office which began on June 1, 2022 and expires on May 31, 2029. According to the terms of the lease agreement, space was offered on an "as-is" basis with no option to renew or extend beyond the end of the lease term.

On July 30, 2025 the Company entered into a lease relating to a second copier which expires on July 31, 2030. According to the terms of the lease agreement, the equipment was offered on an "as-is" basis with no option to renew or extend beyond the end of the lease term.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

The operating lease did not provide an implicit rate, so we used our annual estimated incremental borrowing rate of 2.47%, based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU assets also include any lease payments made and excludes lease incentives.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return benefits and consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company is subject to state income taxes.

Treasury Stock

The Company accounts for treasury stock using the Cost Method. Upon repurchase, shares are recorded at their acquisition cost, which includes any directly attributable transaction costs. The total cost of the acquired shares is presented as a reduction of total stockholders' equity on the balance sheet. When treasury shares are reissued, the Company calculates the difference between the reissuance proceeds and the original acquisition cost. Gains are credited to additional paid-in capital – treasury stock. Losses are charged against existing additional paid-in capital – treasury stock from previous transactions, with any remaining loss reducing retained earnings.

Significant Judgments

Revenue from contracts with customers includes securities commission and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies, continued</u>

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Distribution Fees - Mutual Funds and Annuity Products

The Company earns revenue for selling mutual funds and variable annuity products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Interest and Dividend Income

Interest income is recognized in the financial statements when it is earned and realizable. Dividends are recorded on the ex-dividend date.

Reimbursed Expenses

The Company has a Services Agreement (Agreement) with Rhodes Investment Advisors, Inc. (RIA), a related party registered investment advisor and insurance company, through which the Company is to provide office facilities, personal property and support services. Reimbursed expenses consists of amounts reimbursed by RIA, as well as from registered representatives. The reimbursed expenses are recorded as revenue in the Company's financial statements when the services are provided or expenses are incurred. The Company presents reimbursed expenses gross in the statement of income, reflecting both the expenses incurred and the corresponding reimbursement as revenue.

Recently Issued Accounting Pronouncements

Recently issued ASU's effective after April 30,2026 are not expected to have a material effect on the Company's financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments-Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Certain off-balance sheet credit exposures. The Company estimates credit losses on certain off-balance sheet credit exposures over the contractual period of a present obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The Company provides letters of credit and other guarantees primarily to enable clients to enhance their credit standing and complete transactions. Other than the estimation of the probability of funding on such arrangements, the allowance for credit losses is estimated in a manner similar to the methodology used for funded credit exposures and as such, the Company estimates expected credit losses over the life of the instruments as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. For off-balance sheet credit exposures, the allowance for credit losses is reported as a liability. Changes in the allowance for credit losses are reported in Credit Loss expense.

Receivables from broker-dealers and clearing organizations. The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades. The Company continually reviews the credit quality of its counterparties.

An allowance for credit losses has not been recorded because potential credit losses would not be material to the financial statements as of year-end.

Contract Balances

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For receivables with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Receivables with no outstanding performance obligations are recognized as revenue upon issuance of the related invoice. The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance. The Company had receivables related to contracts from customers of $465,657 at April 30, 2026. Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses on these receivables. The Company had no deferred revenue related to unrecognized engagement fees where the performance obligations have not yet been satisfied at April 30, 2026.

Note 2 - <u>Fair Value Measurements of Marketable Securities</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Note 2 - <u>Fair Value Measurements of Marketable Securities, continued</u>

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Mutual funds: Valued at the daily closing price as reported by the fund.

The following table sets forth by level, within the fair value hierarchy, the fair value measurements of the Company's investments as of April 30, 2026:

Fair Value Measurements on a Recurring Basis
As of April 30, 2026

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Mutual Funds	$ 215,592	$ -	$ -	$ 215,592
Total Assets at Estimated Fair Value	$ 215,592	$ -	$ -	$ 215,592

There were no transfers between level 1 and level 2 during the year.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2026, the Company had net capital of $415,653, which was $365,653 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.23 to 1.

Note 4 - <u>Transactions with Clearing Broker-Dealer</u>

The Company has an agreement with a clearing broker-dealer to provide clearing, execution and other related securities services. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires the Company to maintain a minimum of $75,000 in a deposit account with the clearing broker-dealer.

Note 5 - <u>Property and Equipment</u>

Property and equipment consists of the following:

Furniture	$ 77,048
Equipment	88,309
Leasehold improvements	29,452
	194,809
Less accumulated depreciation and amortization	(194,809)
	$ 0

Note 5 - <u>Property and Equipment, continued</u>

Depreciation and amortization expense totaled $147 for the year and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - <u>Income Taxes</u>

The provision for income taxes consists of the following:

Current federal income tax expense	$	12,300
Current state income tax expense		462
Total income tax expense	$	12,762

The Company's current federal income tax expense differs from the expected income tax expense from applying statutory rates to net income (loss) before income taxes because of permanent differences related to nondeductible expenses and state taxes.

Deferred income tax assets, liabilities:

Net property and equipment	$	1,000
Net deferred tax asset	$	1,000

Note 7 - <u>Defined Contribution Plan</u>

The Company has a qualified 401(k) profit sharing plan which covers all employees meeting certain eligibility requirements. Eligible employees may make elective contributions not to exceed statutory limits and the Company may make discretionary matching and profit sharing contributions. Employee contributions vest immediately and Company contributions are on a 6 year vesting schedule. The Company made no discretionary matching contributions and incurred administrative fees totaling $3,490 for the year ended April 30, 2026.

Note 8 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

The Company maintains cash balances in one financial institution. At times, cash balances may exceed federally insured limits. At April 30, 2026, the Company has no uninsured cash balances. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant risk related to cash.

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 8 – <u>Off-Balance-Sheet Risk and Concentration of Credit Risk Contingencies, continued</u>

The Company has commissions receivable and a clearing deposit due from and held by its clearing broker-dealer of $465,657 and $75,000, respectively, totaling $540,657, which represents approximately 40% of the Company's total assets.

Note 9 – <u>Commitments and Contingencies</u>

Lease Commitments

The Company leases office facilities and copiers under noncancelable operating leases expiring in July 2030. The office facilities lease requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum payments under the noncancelable operating leases as of April 30, 2026 are as follows:

For the year ending April 30,		Amount
2027	$	122,821
2028		123,697
2029		123,232
2030		13,750
2031		927
Total future minimum lease payments	$	384,427
Less imputed interest		(14,864)
Present value of lease liabilities	$	369,563

The components of lease cost for the year are as follows:

Operating lease cost	$	124,243
Variable lease cost		11,963
Short-term lease cost		6,247
Total lease cost	$	142,453

Total lease cost is reflected in the accompanying statement of income as occupancy and equipment costs.

Clearing Broker Termination Fee

The Company's agreement with the clearing broker contains a termination fee provision. If the Company terminates its agreement before October 31, 2029, the Company is required to pay a termination fee of $40,000 to $160,000, depending upon the year of termination.

Note 10 - Related Party Transactions

The Company and RIA are under common control, and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned and reported approximately $760,000 in variable annuity commissions received by RIA during the year through dual licensed registered representatives with RIA.

Investment advisory fees received by the Company during the year from its clearing broker-dealer, as well as direct business, totaling approximately $3.2 million, were earned and reported as revenue of RIA.

The Company has a Services Agreement (Agreement) with RIA, effective July 2007. The Agreement is for a one year term, automatically renews on a year to year basis unless terminated by either party on 30 days notice prior to expiration of an annual term. Under the Agreement, the Company is to provide office facilities, personal property and support services. The Company invoices RIA monthly for the expenses allocated and support services provided. The amounts invoiced and billed were not consummated on terms equivalent to arms length transactions and fluctuate on a monthly basis. The total amount billed to RIA under this Agreement were approximately $369,000 for the year ended April 30, 2026 and have been reported as reimbursed expenses in the statement of income. The total amount collected from registered representatives were approximately $346,000 for the year ended April 30, 2026 that are also included in reimbursed expenses.

The Company is the common paymaster for RIA's registered representatives.

The Company generally settles the amounts due to or from RIA monthly and at April 30, 2026 no money was due to the Company from RIA.

Note 11 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to April 30, 2026, through July 21, 2026, the date the financials were available to be issued, and determined that no additional financial statement recognition or disclosure is necessary.

RHODES SECURITIES, INC.
Supplemental Information Pursuant to Rule 17a-5
As of April 30, 2026

Computation of Net Capital

Total stockholders' equity qualified for net capital		$	488,335

Deductions and/or charges
  Non-allowable assets:

Commissions receivable	$	4,424	
Receivables and advances - related parties		5,095	
Non-allowable portion of right-of-use asset		280	
Deferred tax asset		1,000	
Prepaid expenses		43,810	
Prepaid taxes		13,761	
Property and equipment, net		--	(68,370)
Net capital before haircuts on securities positions		$	419,965

Haircuts on securities (computed, where applicable,
  pursuant to Rule 15c3-1(f)):

Mutual funds			4,312
Net Capital		$	415,653

Aggregate Indebtedness

Accounts payable and accrued liabilities		$	499,227
Operating lease liabilities			13,293
Total aggregate indebtedness		$	512,520

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)		$	50,000
Net capital in excess of minimum requirement		$	365,653
Ratio of aggregate indebtedness to net capital		1.23	to 1

RHODES SECURITIES, INC.
Supplemental Information Pursuant to Rule 17a-5
As of April 30, 2026

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of April 30, 2026 as filed by Rhodes Securities, Inc. originally on form X-17-A-5. Accordingly, no reconciliation is necessary.



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Rhodes Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rhodes Securities, Inc. (“the Company”) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rhodes Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the “exemption provision") and (2) Rhodes Securities, Inc. stated that Rhodes Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year, April 30, 2026, without exception.

The Company is also filing this Exemption Report because the Company’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Rhodes Securities, Inc. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, April 30, 2026, without exception.

Rhodes Securities, Inc.’s management is responsible for compliance with the exemption provisions and its statements, as well as the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements throughout the most recent fiscal year, April 30, 2026.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rhodes Securities, Inc.’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co.

McBee & Co., PC

Dallas, Texas
July 21, 2026

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com



RHODES SECURITIES
INCORPORATED

endurance. strength. vision.

Exemption Report

Rhodes Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74[4] of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____
Rhodes Securities, Inc.

I, Gordon Rhodes, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________________

Title: CEO
06/22/2026

Fort Worth Club Building • Suite 1000
306 West 7th Street • Fort Worth, Texas 76102-4905

ph: 817.334.0455 • tf: 800.330.0455 • fx: 817.334.0063
www.rhodessecurities.com

Insurance and investment advisory products offered through Rhodes Investments Advisors, Inc.

[4] Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker- dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should considEH whether it is appropriate for the broker-1,iealer to file a compliance report as opposed to the exemption report takirg into account the nature and extent of the deviation or deviations

Fort Worth Club Building • Suite 1000
306 West 7th Street • Fort Worth, Texas 76102-4905

ph: 817.334.0455 • tf: 800.330.0455 • fx: 817.334.0063
www.rhodessecurities.com

Insurance and investment advisory products offered through Rhodes Investments Advisors, Inc.